Exhibit 99.5

Cenovus changes Annual Meeting of Shareholders to virtual webcast

Calgary, Alberta (March 25, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE)

announced today that its upcoming Annual Meeting of Shareholders (Shareholders Meeting) will now be held in a virtual only format. The Shareholders Meeting will be held at the originally scheduled date and time, on April 29, 2020 at 1:00 p.m. Mountain Time (MT), however, it will now be conducted in a format whereby registered shareholders and duly appointed proxyholders may only attend and participate in the meeting virtually via live audio webcast. The timing and process for voting by proxy remains unchanged; shareholders are reminded that completed proxy forms must be received no later than 1:00 p.m. MT on April 27, 2020.

Due to the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and in alignment with the recommendations of Canadian public health officials to cancel large public gatherings, Cenovus is transitioning its Shareholders Meeting to a virtual only format in order to help mitigate health and safety risks to our community, shareholders, employees and other stakeholders. Cenovus’s directors and management believe this format will provide shareholders a safer opportunity to attend this year’s Shareholders Meeting given ongoing restrictions on travel and public gatherings as well as health concerns. While shareholders will not be able to attend the Shareholders Meeting in person, regardless of geographic location and equity ownership they will have an equal opportunity to participate at the meeting and engage with directors and management of Cenovus via the audio webcast.

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed a third-party proxyholder, will be able to attend the Shareholders Meeting, ask questions and vote, all in real time, online at https://web.lumiagm.com/103059241 by entering their 15-digit Control Number provided in their meeting materials, and password “cenovus2020” (case sensitive). Non-registered (beneficial) shareholders (being shareholders who hold their Cenovus common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Shareholders Meeting as guests, but guests will not be able to vote or ask questions at the meeting. The vast majority of our shareholders vote in advance of the Shareholders Meeting by proxy using the various voting channels made available by Cenovus, all of which will remain available. We encourage shareholders to continue to vote in advance by proxy.

Full details on how to vote, change or revoke your vote, appoint a proxyholder, attend the virtual Shareholders Meeting and other general proxy matters, are available in the attached document entitled Attending and Voting at the Virtual Webcast or on cenovus.com under News releases.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS: Investors Investor Relations general line 403-766-7711	Media Media Relations general line 403-766-7751

Cenovus Energy Inc.

Annual Meeting of Shareholders

Attending and Voting at the Virtual Webcast

Annual Meeting of Shareholders – virtual webcast

1:00 p.m. Mountain Time (3:00 p.m. Eastern Time)

The Annual Meeting of Shareholders of Cenovus Energy Inc. (Shareholders Meeting) has been transitioned to a virtual webcast only format due to the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19. The Shareholders Meeting will be held at the original scheduled date and time, on April 29, 2020 at 1:00 p.m. Mountain Time (MT), however, it will now be conducted in a format whereby registered shareholders and duly appointed proxyholders may only attend and participate in the meeting virtually via live audio webcast at https://web.lumiagm.com/103059241

How to vote prior to the meeting

Prior to this year’s Shareholders Meeting, Cenovus shareholders of record as of the close of business on March 2, 2020 may vote by completing the form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered (beneficial) shareholders should carefully follow all instructions provided by their intermediaries to ensure that their Cenovus common shares are voted at the Shareholders Meeting. For additional details on how to vote by proxy before the Shareholders Meeting and the matters to be voted upon, please refer to the “Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.” and the section “Voting and Proxy – Questions & Answers” of Cenovus’s management information circular, dated March 2, 2020, that was sent to you.

How to vote at the meeting

At the Shareholders Meeting, registered shareholders may vote online, as further described below under “How to attend the virtual only meeting”. If you are a non-registered (beneficial) shareholder and wish to attend, participate or vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below under “How to appoint a proxyholder”. By doing so, you are instructing your intermediary to appoint you as its proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. If you have already followed the process for voting at the Shareholders Meeting by proxy, casting your vote online at the meeting will revoke your previous proxy.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Shareholders Meeting but will be able to attend the meeting as guests. This is because Cenovus and our transfer agent, Computershare Investor Services Inc., do not have a record of Cenovus’s non-registered (beneficial) shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

How to change or revoke your vote

If you are a registered shareholder, you may change a vote you made by proxy by voting again by any of the means made available by Cenovus, and by the deadlines. Your new instructions will revoke your earlier instructions.

How to appoint a proxyholder

The following applies to shareholders who wish to appoint a person (a “third-party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form as proxyholder, including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Shareholders Meeting.

Shareholders who wish to appoint a third-party proxyholder to attend and participate at the Shareholders Meeting as their proxyholder and vote their Cenovus common shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Shareholders Meeting and only being able to attend as a guest.

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Step 1: Submit your form of proxy or voting instruction form: To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

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Step 2: Register your proxyholder: To register a third-party proxyholder, shareholders must visit http://www.computershare.com/NVUQ by no later than the voting deadline of 1:00 p.m. MT on April 27, 2020 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote at the Shareholders Meeting but will be able to participate as a guest.

How to attend the virtual only meeting

Registered shareholders and duly appointed third-party proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, can vote at the appropriate times during the Shareholders Meeting. Guests, including non-registered beneficial shareholders who have not duly appointed a third-party proxyholder, can log in to the Shareholders Meeting as set out below. Guests can listen to the meeting but are not able to vote.

•	Log in online at https://web.lumiagm.com/103059241. We recommend that you log in at least 30 to 60 minutes before the meeting starts

•	Click “Login” and then enter your Control Number and password “cenovus2020” (case sensitive).

OR

•	Click “Guest” and then complete the online form.

Registered shareholders: The Control Number located on the form of proxy or in the email notification you received is your Control Number to log in to the Shareholders Meeting.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “How to appoint a proxyholder” above. If you attend the Shareholders Meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when voting commences. It is your responsibility to ensure connectivity for the duration of the Shareholders Meeting. You should allow ample time to check into the meeting online and complete the related procedure.

United States beneficial owners: To attend and vote at the virtual Shareholders Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Shareholders Meeting, you must submit a copy of your legal proxy to Computershare. Direct requests for registration to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario, M5J 2Y1

OR

Email at: stephen.bandola@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than April 27, 2020 by 1:00 p.m. MT. You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the Shareholders meeting and vote your common shares at https://web.lumiagm.com/103059241 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/NVUQ.

General proxy matters

Your vote is very important to us. If you have any questions or require assistance in completing your proxy form or your voting instruction form, please contact our proxy solicitation agent, Kingsdale Advisors, toll-free at 1-866-851-4179 (in North America) or at 416-867-2272 (outside North America) or by email at contactus@kingsdaleadvisors.com.

If you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or, for additional information regarding submissions of forms of proxy and voting instructions forms before the Shareholders Meeting, voting deadline, revocation of proxies and other general proxy matters, please refer to the “Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.” and the section “Voting and Proxy – Questions & Answers” of the information circular sent to you or contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free at 1-866-851-4179 (in North America) or at 416-867-2272 (outside North America) or by email at contactus@kingsdaleadvisors.com.